Exhibit 99.3
Amendment No.1 to the Charter For The Audit Committee Of The Board Of Directors Of Wipro Limited
filed as exhibit no. 99.3 of 20-F filed on June 13, 2005
AMENDMENT No.1 to the CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF WIPRO LIMITED
Part I of the Charter has been amended to include the following as item k in the section titled “Other General Responsibilities”
k) Reviewing on a regular basis the adequacy of the Ombuds function, including the structure and organization of the Ombuds team, its responsibilities, coverage, frequency of Ombuds team meeting, appointment of Corporate Ombudsperson, assessment and payment of remuneration to Corporate Ombudsperson, coverage and frequency of Ombuds team meeting.
Part II of the Charter has been amended to include the following as item 9 in the section titled “RESPONSIBILITIES”
9. Review of any complaints against any of the ombuspersons can be lodged with the the Corporate Ombuds person. Any complaints against the Corporate Ombuds person, and the Corporate Compliance Committee members (namely Chairman of the Company, Executive Vice President-Finance & CFO, Executive Vice President-HR, Legal counsel, PSHC Committee Chairman, Head of Internal Audit) can be made to the Audit Committee.